UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Digital Ally, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

25382P109
(CUSIP Number)

Stephen Gans
14850 NW 44th Court
Opa Locka, Florida 33054
(305) 687-2144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Seth P. Markowitz, Esq.
Seth P. Markowitz, P.C.
100 Garden City Plaza, Suite 500
Garden City, New York 11530

October 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25382P109

1	Name of Reporting Persons
Stephen Gans
I.R.S. Identification Nos. of above persons (entities only)
Intentionally Omitted

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power
Number of Shares		397,323
Beneficially
Owned by Each	8	Shared Voting Power
Reporting Person		0
With
	9	Sole Dispositive Power
		397,323

	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned By Each Reporting Person
397,323 (1)

12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
19.14 (2)

12	Type of Reporting Person (See Instructions) IN

(1) Reflects a one (1) for-eight (8) reverse stock split of the shares of Common Stock effected August 24, 2012.
(2) Based on 2,075,564 split-adjusted shares of Common Stock of the Company outstanding at the close of business on April 29, 2013, as represented in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2013.

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the statement on Schedule 13D relating to shares of common stock, par value $0.001 per share (the "Common Stock") of Digital Ally, Inc., a Nevada corporation (the "Issuer"), filed by the Reporting Person with the Securities and Exchange Commission (the "Commission") on June 24, 2011(the "Original Schedule 13D") as amended by Amendment No. 1 thereto filed by the Reporting Person with the Commission on August 17, 2011 ("Amendment No. 1").

Amendment No. 2 is filed to report a change in the Reporting Person purpose in acquiring the Shares and common stock of the issuer as set forth in Item 4 of the Original Schedule 13D and an increase in the number of Shares and in the percentage of the outstanding common stock of the Issuer beneficially owned by the Reporting Person as a result of the acquisition of additional Shares in open market transactions. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2 as set forth in the Original Schedule 13D is amended to reflect that the Reporting Person's principal executive offices are located at 14850 NW 44th Court, Opa Locka, Florida 33054.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 as set forth in Amendment No. 1 is hereby amended and restated in its entirety, as follows:

The shares of the Issuer's commons stock reported herein were acquired by the Reporting Person for an aggregate purchase price of $2,850,801 (including brokerage commissions). The source of such funds was the personal funds of the Reporting Person.

Item 4. Purpose of the Transaction.

Item 4 as set forth in the Original Schedule 13D is amended to reflect that the Reporting Person was elected to the Issuer's Board of Directors at its Annual Meeting of Stockholders held on May 25, 2012.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Amendment No. 2, as discussed above, the Reporting Person owns 397,323 shares of the Issuer's Common Stock, which constitutes approximately 19.14% of the outstanding shares of Common Stock of the Issuer, based on 2,075,564 split-adjusted shares of Common Stock of the Company outstanding at the close of business on April 29, 2013, as represented in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2013;

(b) The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock referred to herein;

(c) Since the filing of Amendment No. 1 to the Original Schedule 13D, the Reporting Person acquired the following shares of the Issuer's Common Stock, inclusive of any transactions effected through 5:00 p.m., New York City time, on the date hereof. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date	Shares of Common Stock of Issuer Acquired by Reporting Person	Average Purchase Price/share (including brokerage commissions)	Total Number of Shares of Issuer Held by Reporting Person
October 3, 2011	50,000	$ 0.75	1,901,193
October 4, 2011	125,000	$ 0.75	2,026,193
October 5, 2011	11,700	$ 0.75	2,037,893
October 6, 2011	1,900	$ 0.75	2,039,793
October 10, 2011	10,495	$ 0.86	2,050,288
October 11, 2011	50,000	$ 0.89	2,100,288
February 23, 2012	5,800	$ 0.61	2,106,088
February 24, 2012	10,000	$ 0.63	2,116,088
March 2, 2012	10,000	$ 0.62	2,126,088
March 28, 2012	55,281	$ 0.48	2,181,369
March 29, 2012	621	$ 0.59	2,181,990
March 30, 2012	56,610	$ 0.70	2,238,600
April 2, 2012	75,000	$ 0.74	2,313,600
April 10, 2012	70,138	$ 0.66	2,383,738
April 11, 2012	42,438	$ 0.65	2,426,176
April 12, 2013	10,457	$ 0.67	2,436,633
April 13, 2012	13,550	$ 0.70	2,450,183
April 16, 2012	200	$ 0.70	2,450,383
April 17, 2012	34,700	$ 0.72	2,485,083
April 24, 2012	50,000	$ 0.68	2,535,083
April 26, 2012	1,349	$ 0.73	2,536,432
April 27, 2012	10,000	$ 0.78	2,546,432
April 30, 2012	5,530	$ 0.69	2,551,962
May 3, 2012	130	$ 0.68	2,552,092
May 4, 2012	18,511	$ 0.65	2,570,603
May 7, 2012	16,053	$ 0.62	2,586,656
May 15, 2012	2,599	$ 0.63	2,589,255
May 23, 2012	2,310	$ 0.50	2,591,565
May 25, 2012	20,000	$ 0.50	2,611,565
May 25, 2012	35,000	$ 0.44	2,646,565	(1)
May 25, 2012	25,000	$ 0.44	2,671,565	(2)
August 17, 2012	131,474	$ 0.60	2,803,039
August 20, 2012	720	$ 4.80	351,100	(3)
August 21, 2012	96	$ 5.23	351,196	(3)
August 23, 2012	66	$ 5.11	351,262	(3)
August 24, 2012	100	$ 6.00	351,362	(3)
September 6, 2012	2,490	$ 5.05	353,852	(3)
September 11, 2012	10,554	$ 4.91	364,406	(3)
September 7, 2012	986	$ 5.20	365,392	(3)
November 1, 2012	11,271	$ 4.01	376,663	(3)
November 7, 2012	9,969	$ 4.75	386,632	(3)
May 3, 2013	291	$ 5.15	386,923	(3)
May 3, 2013	200	$ 5.37	387,123	(3)
May 8, 2013	200	$ 6.33	387,323	(3)
May 30, 2013	10,000	$ 6.04	397,323	(3)(4)

  On May 25, 2012, the Reporting Person was granted 35,000 restricted shares of common stock under the Digital Ally, Inc. 2007 Stock Option and Restricted Stock Plan. These shares vested half (17,500 common shares) on November 1, 2012 and the remaining half (17,500 common shares) on May 1, 2013.
  On May 25, 2012, the Reporting Person was granted 25,000 restricted shares of common stock under the Digital Ally, Inc. 2007 Stock Option and Restricted Stock Plan. 10% of these shares (2,500 Common Shares) vested on May 24, 2013. The balance of these shares will vest as follows: 20% of these shares (5,000 Common Shares) on May 24, 2014; 30% (7,500 Common Shares) on May 24, 2015; and 40% (10,000 Common Shares) on May 24, 2016 provided that the Reporting Person remains a member of the Company's Board of Directors at such point in time.
  The amount of the Reporting Person's beneficially owned shares has been adjusted to reflect the one (1) for-eight (8) reverse stock split of the shares of Issuer's Common Stock effected August 24, 2012.

  On May 30, 2013 the Reporting Person was granted restricted shares of common stock under the Digital Ally, Inc. 2013 Stock Option and Restricted Stock Plan. These shares were valued at the closing price on the date of grant and vest half (5,000 shares) on September 1, 2013 and the remaining half (5,000 shares) on May 1, 2014 provided that the Reporting Person remains a member of the Board of Directors at such point in time.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2013

/s/Stephen Gans
Name/Title: Stephen Gans

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)